UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41669

Multi Ways Holdings Limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously reported on a report on Form 6-K, on February 13, 2024, Ms. Lee Pei Pei (Nancy) provided notice of her intent to step down as the Chief Financial Officer of Multi Ways Holdings Limited. (the “Company”) effective March 12, 2024. Ms. Lee resigned for personal reasons and not as a result of any disagreement with the Company or its independent registered public accountants on any matter relating to the Company’s financial or accounting operations, policies or practices. To fill the vacancy created by Nancy’s resignation, on February 20, 2024, the Board of Directors of the Company (the “Board”), the Nomination Committee of the Board, and the Compensation Committee of the Board appointed Mr. Tan Noon Huan (“Noon Huan”) to serve as the Company’s Financial Controller, effective on the same date. The role of Financial Controller is that of an employee, and Noon Huan is not a member of the Board.

Noon Huan, age 47, is an experienced finance professional with over 20 years of experience in finance and accounting, spanning across various industries and regions, including a notable 4 year tenure as an external auditor. He possesses a diverse skill set, including handling full sets of accounts, financial analysis, strategic planning, and managing treasury functions. His expertise lies in areas such as financial reporting, budgeting, cash flow management, and internal control implementation. Noon Huan has a proven track record of driving results and leading teams to success, evident from his previous roles in corporations of various sizes. In his most recent role as the Head of Finance at Eastlog Holding Pte Ltd, Noon Huan managed a team to ensure accurate financial reporting and provided crucial financial insights to support strategic decision-making. He also negotiated banking facilities and implemented internal controls to safeguard company assets. Prior to that, as a Financial Controller at Fabristeel Pte Ltd, Noon Huan cleared accounts backlog, rolled out ERP systems, and improved accounts receivable and days sales outstanding metrics. His strategic planning and financial analysis skills were instrumental in driving profitable growth for the business unit. Throughout his career, Noon Huan has demonstrated initiative, attention to detail, and a proactive approach to his work. His strong leadership abilities, coupled with his extensive finance and accounting knowledge, make him a valuable asset to the Company. Noon Huan holds a Bachelor of Accountancy from the University of Putra Malaysia, Malaysia.

Effective March 1, 2024, the Company and Noon Huan entered into an employment agreement (the “Employment Agreement”). Under the Employment Agreement, Noon Huan is entitled to an annual salary of S$108,000 (approximately $80,400) for his services as the Financial Controller of the Company. His employment has an initial term until his earlier death, resignation or removal.

Noon Huan has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Noon Huan that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2024	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer and Director